

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Yun Han
Interim Chief Financial Officer
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

 Re: **FARADAY FUTURE INTELLIGENT ELECTRIC INC.**
 Form S-1 filed on May 5, 2023
 File No. 333-271664

Dear Yun Han:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jenny O'Shanick at 202-551-8005 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Michael P. Heinz